

May 25, 2012

Via E-mail
John D. Hart
Chief Financial Officer
Continental Resources, Inc.
20 N. Broadway, 15th Floor
Oklahoma City, Oklahoma 73126

> **Re:** **Continental Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Response Letter Dated April 25, 2012**
> **Revised Preliminary Proxy Statement**
> **Filed May 8, 2012**
> **File No. 001-32886**

Dear Mr. Hart:

We have reviewed your filings and relevant response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing(s) and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

1. We note your response to comment 2 in our letter dated April 16, 2012 states that you will provide expanded disclosure in future filings if you present the reserve replacement rate. We also note that it does not appear that this measure was disclosed in your filings on Form 10-K in preceding years. Please tell us how you determine whether to present the reserve replacement rate in your filings if it is a key performance indicator that is used to manage your business and would be material to an investor. In addition, if you plan to include this measure in your filings, please indicate the time horizon over which the

reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

Non-GAAP Financial Measures, page 69

2.   We have considered your response to comment 4 in our letter dated April 16, 2012 and note your position that you use the non-GAAP measure EBITDAX to measure operating performance only. However, we note from your disclosure on page 70 that you also use EBITDAX to assess whether you have complied with a covenant contained in your credit facility and your disclosure indicates that EBITDAX "may be used by investors to measure our ability to meet future debt service requirements, if any." As such, we continue to believe it is necessary to also include a reconciliation of EBITDAX to net cash provided by operating activities, as required by Item 10(e)(1)(i)(B) of Regulation S-K, in light of its use as a liquidity measure.

Revised Preliminary Proxy Statement filed May 8, 2012

Proposal 1

The Purchase and Sale Agreement, page 16

Accounting Treatment and Tax Consequences, page 21

3.   As a transaction between entities under common control, you disclose that you will record the assets acquired and liabilities assumed at Wheatland's carrying amount, with the excess of the adjusted purchase price over the carrying amount of Wheatland's net assets being reflected as a decrease in shareholders' equity. Please quantify Wheatland's carrying amount, and disclose the approximate decrease in shareholders' equity as a result of this transaction.

Background of the Acquisition, page 22

4.   Wheatland contacted the Company in November 2010 about "investigating a possible transaction." The Participation Agreement expired on January 1, 2012. Clarify whether Wheatland acquired interests in any additional properties in Company acquisitions between those two dates.

<u>Closing Comments</u>

  You may contact Jennifer O'Brien at (202) 551-3721 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3740 with any other questions.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director